April 12, 2013

Via E-mail

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Nicholas P. Panos

Re:	CreXus Investment Corporation
Schedule 13E-3, Schedule TO-T and Schedule TO-T/A
File No. 005-85012
Filed by Annaly Capital Management, Inc. and CXS Acquisition Corporation

Ladies and Gentlemen:

In accordance with a conversation of today between David Bernstein of K&L Gates LLP and Nicholas P. Panos of the Staff of the Securities and Exchange Commission, Annaly Capital Management, Inc.(“Annaly”) and CXS Acquisition Corporation (“Acquisition”) undertake that if they file a further amendment to the Schedules TO-T and TO-T/A that they have filed with regard to the tender offer for all the shares of CreXus common stock that Annaly does not already own, they will, in order fully to comply with Rule 1014(c) of Regulation M-A, include in that further amendment a statement, supplementing Schedule 13E-3, Item 8, “Fairness of the Transaction,” that the tender offer described in the Schedule TO-T was not approved by the stockholders of CreXus or any other security holders.

Very truly yours,

 /s/ R. Nicholas Singh

R. Nicholas Singh

Secretary of CXS Acquisition Corporation

  /s/ R. Nicholas Singh

R. Nicholas Singh

Chief Legal Officer of Annaly

Capital Management, Inc.